UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS ANNOUNCES NEW DRAFT REEVALUATION OF MARKETING MARGINS RECEIVED BY ITS SUBSIDIARY, DOR ALON ENERGY IN ISRAEL (1988) LTD.

ROSH HAAYIN, Israel, April 9, 2012 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Alon Holdings") announced today, further to its announcement dated September 1, 2011, that its majority owned subsidiary, Dor Alon Energy in Israel (1988) Ltd. ("Dor Alon"), had received from the Israeli Ministry of Energy and Water (formerly known as the Israeli Ministry of National Infrastructure) a document which has been sent to the top 5 large gas companies in Israel, with a reevaluation of the marketing margin in connection with the sale of 95 octane gasoline, the price of which is currently regulated (the "Draft Reevaluation"). The Draft Reevaluation relates to data received from Dor Alon with respect to years 2009 and 2010, and is in connection with legal proceedings carried out between the top 5 large gas companies and the Israeli Ministry of Energy and Water with respect to this matter, at the Israeli Supreme Court sitting as the High Court of Justice.

The Draft Reevaluation includes (among others) recommendations to reduce the marketing margin in the sale of self service 95 octane gasoline, from 58.9 Agurot per liter to approx. 57.5 Agurot per liter, as well as to reduce the full service charge from 18.1 Agurot per liter to approx. 11.1 Agurot per liter (said prices do not include VAT).

In a side letter to the Draft Reevaluation, it is clarified by the Prices Committee nominated by the Ministry of Energy and Water, that the Draft Reevaluation is deemed as a draft before hearing procedure, and that the gas companies are invited to forward their reference to the Draft Reevaluation in writing, by April 26, 2012. Under the discretion of the Prices Committee, an oral hearing will be carried out with companies that will send their response.

If the recommendations of the Draft Reevaluation are adopted in whole or in part, they are expected to have an adverse effect on Dor Alon’s results. At this stage, it is impossible to evaluate the final measure of damage, as long as a final decision has not been made.

Dor Alon argues the conclusions reached by the Ministry of National Infrastructure (through its Oil Administration), and the methodology used by it in its examination. To Dor Alon's opinion, based on its examinations, the Oil Administration should have materially increased the marketing margin.

Dor Alon has clarified that it will continue to act in all legal means in order to change the said recommendations of the Draft Reevaluation, including through the legal proceedings held at the Supreme Court sitting as the High Court of Justice.

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Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 196 petrol stations and 198 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

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This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

April 9, 2012	By:	/s/ Ortal Klein, Adv.
Ortal Klein, Adv. Corporate Secretary

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